Exhibit 99.1

Press Release

GasLog Partners LP Receives Buyout Offer from GasLog Ltd.

Majuro, Marshall Islands, January 25, 2023, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today announced that its board of directors received an unsolicited non-binding proposal from GasLog Ltd. (“GasLog”) to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog. In connection with the proposed transaction, each common unit would receive overall value of $7.70 per common unit in cash, consisting in part of a special distribution by the Partnership of $2.33 per common unit in cash to be distributed to the Partnership’s unitholders immediately prior to the closing of the proposed transaction and the remainder to be paid by GasLog as merger consideration at the closing of the proposed transaction. A copy of the offer letter containing GasLog’s non-binding proposal is attached as Exhibit 1 to Amendment No. 3 to the Schedule 13D filed by GasLog with the Securities and Exchange Commission (“SEC”) on January 25, 2023, available at http://www.sec.gov.

The Partnership’s board of directors has authorized its conflicts committee, consisting only of non-GasLog affiliated directors, to retain advisors and to review, evaluate, negotiate and accept or reject the proposed transaction. GasLog’s proposal is non-binding and is subject to the negotiation and execution of mutually acceptable definitive documentation. There can be no assurance that any definitive documentation will be executed or that any transaction will materialize.

About GasLog Partners
GasLog Partners is an owner and operator and acquirer of LNG carriers. The Partnership’s fleet consists of 12 wholly-owned LNG carriers as well as two vessels on bareboat charters, with an average carrying capacity of approximately 159,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for distributions, and the impact of changes to cash distributions on the Partnership’s business and growth prospects, plans, strategies and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors, including our response to GasLog’s non-binding proposal to acquire all of the outstanding common units representing limited partner interests of the Partnership not already beneficially owned by GasLog and any potential resulting transaction, could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Other factors that might cause future results and outcomes to differ include, but are not limited to, the other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 1, 2022, available at http://www.sec.gov.  Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

Contacts:

Robert Brinberg
Rose & Company
Phone: +1 212-517-0810

Email: gaslog@roseandco.com